Exhibit 99.2

BIO-key® Commences Formal Tender Offer to Acquire ComnetiX Inc.

Wall, N.J., January 22, 2007 - BIO-key International Inc. (OTC Bulletin Board: BKYI), a leader in wireless public safety solutions and finger based biometric identification, announced today that it has commenced a formal tender offer to acquire all of the issued and outstanding common shares of ComnetiX, Inc. (“ComnetiX”) (TSX: CXI) for US $1.29 per share.  ComnetiX is a leading provider of biometric identification and authentication technologies.  BIO-key’s offer is open for acceptance until 9:00 p.m. (Toronto time) on February 26, 2007 (the “Expiry Time”).

Under the offer, ComnetiX shareholders will be entitled to receive for each ComnetiX share a number of BIO-key shares that will be determined by dividing US$1.29 by the BIO-key Average Trading Price (which will be the volume weighted average trading price of BIO-key shares on the OTC Bulletin Board during the ten trading-day period ending on the second business day prior to the Expiry Time).  The value of BIO-key’s offer represents a 65% premium to the closing price for ComnetiX shares on December 20, 2006, the last trading day prior to BIO-key’s announcement of its offer for ComnetiX.  As a result, BIO-key’s offer values ComnetiX at $18.2 million.

Northern Financial Corporation (“Northern”), a Canadian merchant bank, has committed to tender its approximate 12.5% common share interest in ComnetiX into the BIO-key offer, subject to certain limited rights of withdrawal.  Including its 12.5% ownership interest, Northern has control or direction over, or has entered into voting agreements in connection with 3,464,138 issued shares of ComnetiX representing approximately 24.5% of the total issued shares of ComnetiX, and intends to vote all such shares against L-1 Identity Solutions’ (“L-1”) current proposal to acquire ComnetiX.  L-1’s proposal requires a two-thirds approval by ComnetiX’ shareholders and warrant holders for implementation.

“Combining ComnetiX with BIO-key will create a company offering the most robust and complete offering of software applications in the law enforcement market and positions the new company as the clear industry leader,” said Mike DePasquale, BIO-key’s CEO.  “Additionally, the union of BIO-key and ComnetiX will create a platform company well situated for further business combinations that would serve the growing public safety markets here in North America and abroad.”

BIO-key believes its proposed offer to acquire all the issued and outstanding common shares of ComnetiX is superior to L-1’s revised proposal as it offers a significantly higher price per ComnetiX share and allows shareholders of ComnetiX to participate in the long-term potential of the combined company.  In addition, BIO-key believes that the price offered by L-1 significantly undervalues ComnetiX.  Industry comparables are currently commanding a multiple of 4 to 5x revenue while the revised L-1 offer for ComnetiX is remains below 2x revenue. BIO-key believes that the long-term potential of the combined company should be able to command a premium in accordance with industry comparables.

In connection with the tender offer, BIO-key also intends to proceed with a financing, the proceeds of which will be used for working capital purposes in the combined BIO-key and ComnetiX business.  The combined company will carry on business under the name BIO-key International, Inc.

Full details of the offer are available in the offer to purchase (the “Offer to Purchase”) and the related offering circular (the “Circular”) dated January 19, 2007 and the letter of transmittal (the “Letter of

Transmittal”) (collectively, the “Offer Documents”) mailed to shareholders of ComnetiX and filed on www.SEDAR.com.  Shareholders with questions on the offer should contact BIO-key’s Information Agent, Kingsdale Shareholder Services, Inc. at (toll-free) 1-866-381-4104.

At this time, BIO-key believes that an exemption from registration under the US federal securities laws is available to it in connection with this transaction.

For US Persons:  This exchange offer is made for the securities of a foreign company.  The offer is subject to disclosure requirements of a foreign country that are different from those of the United States.  Financial statements included in the documents relating to this offer have been prepared in accordance with foreign accounting standards and therefore may not be comparable to the financial statements of the registrant which have been prepared in accordance with generally accepted accounting principles in effect in the United States.

About BIO-key

BIO-key develops and delivers advanced identification solutions and information services to law enforcement departments, public safety agencies, and government and private sector customers. BIO-key mobile wireless technology provides first responders with critical, reliable, real-time data and images from local, state and national databases. The company’s high-performance, scalable, cost-effective and easy-to-deploy biometric finger identification technology accurately identifies and authenticates users of wireless and enterprise data to improve security, convenience and privacy and to reduce identity theft. Over 2,500 police, fire and emergency services departments in North America use BIO-key solutions, making BIO-key the leading supplier of mobile and wireless solutions for public safety worldwide. (http://www.bio-key.com)

U.S. Regulatory Information

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities.  In connection with the proposed transaction, a registration statement on Form S-4 is expected to be filed with the SEC by BIO-key unless an exemption from the registration requirements of the Securities Act of 1933 is applicable.  STOCKHOLDERS OF COMNETIX ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY ARE FILED BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  All interested persons may obtain a free copy of the registration statement and any other related documents on the SEC’s website at www.sec.gov.  Such documents may also be obtained for free from BIO-key.

BIO-key Safe Harbor Statement

This news release contains forward-looking statements that are subject to certain risks and uncertainties that may cause actual results to differ materially from those projected on the basis of these statements. The words “estimate,” “project,” “intends,” “expects,” “believes,” and similar expressions are intended to identify forward-looking statements. Forward-looking statements in this press release include all statements related to the results of the proposed exchange offer and the expected results of combining BIO-key and ComnetiX. Such forward-looking statements are made based on management’s beliefs, as well as assumptions made by, and information currently available to, management pursuant to the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995. For a more complete description of these and other risk factors that may affect the future performance of BIO-key International, see “Risk Factors” in the Company’s Annual Report on Form 10-KSB and its other filings with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. The Company also undertakes no obligation to disclose any revision to these forward-looking statements to reflect events or circumstances after the date made or to reflect the occurrence of unanticipated events.

Press Contact:

Julie Garand
508-460-4036
julie.garand@bio-key.com

Investor Contact:

Gus Okwu
Dennard Rupp Gray & Easterly, LLC
713-529-6600
gokwu@drg-e.com